Allena Pharmaceuticals

One Newton Executive Park

Suite 202

Newton, MA 02462

December 2, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allena Pharmaceuticals, Inc.: Registration Statement on Form S-3 filed November 27, 2020 (File No. 333-250992)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Allena Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 4, 2020, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Michael J. Rosenberg of Goodwin Procter LLP at (212) 813-8885.

Sincerely,

Allena Pharmaceuticals, Inc.

/s/ Edward Wholihan

Edward Wholihan
Chief Financial Officer

cc:	Louis Brenner, M.D., Allena Pharmaceuticals, Inc.

Michael H. Bison, Esq., Goodwin Procter LLP

Michael J. Rosenberg, Esq., Goodwin Procter LLP